MINIMUM INDEXED BENEFIT RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”).  All terms of the Policy that do not conflict with this Rider’s terms apply to the Rider.  If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail. Please read it carefully.

Rider Benefit Summary — The Minimum Indexed Benefit adds an Indexed Termination Credit, if any, to the Policy as described in this Rider. There is no charge for this Rider.

Eligible Indexed Account — Only Indexed Accounts classified as an Eligible Indexed Account in the Policy Specifications will be used in the calculation of the Indexed Termination Credit.

We reserve the right to classify additional Indexed Accounts as an Eligible Indexed Account at any time.  We may add new Indexed Account(s) to your Policy at which time we will determine eligibility for this Rider.  For the purposes of this Rider, any Indexed Account that is classified as an Eligible Indexed Account cannot be declassified as an Eligible Indexed Account.

We may cease offering one or more of the Indexed Accounts classified as an Eligible Indexed Account at any time. Any benefit provided by this Rider will remain until the Policy terminates.

INDEXED TERMINATION CREDIT

Indexed Termination Credit — The Indexed Termination Credit is used to determine the following, as described in this Rider:

•            The Death Benefit Proceeds for policies in a Grace Period and not in a Grace Period;

•            The Net Cash Surrender Value at the time of a full surrender of the Policy;

•            When the Policy enters a Grace Period;

•            The amount of payment due during a Grace Period; and

•            The amount of Premium required to reinstate the Policy.

The Indexed Termination Credit does not increase the Policy’s Accumulated Value.  The Indexed Termination Credit will never go below zero and it will be the greater of zero or the Indexed Termination Credit Accrued, as described in the Policy Specifications.  The Indexed Termination Credit will only result in a credit when the Segment Indexed Interest credited to Eligible Indexed Account(s) is less than the sum of the Indexed Fixed Option Charge(s) and the Indexed Account Asset Charge(s) attributable to the Eligible Indexed Account(s).

EFFECT ON THE POLICY AND RIDERS

Refer to this section for a description of the effects this Rider may have on the Policy and riders attached to the Policy.  If applicable, the Policy Specifications may also contain a description of the effects this Rider may have on the Policy and riders attached to the Policy.

Effect on the Death Benefit Proceeds for Policies in a Grace Period — On the date of death, your Death Benefit calculated under the Policy’s Death Benefit Option will include the Indexed Termination Credit when calculating the Death Benefit Proceeds.

Effect on the Death Benefit Proceeds for Policies not in a Grace Period — On the date of death, your Death Benefit calculated under Death Benefit Option B will include the Indexed Termination Credit when calculating the Death Benefit Proceeds.

ICC20 R20MIBR

Effect on the Net Cash Surrender Value — When the Policy is terminated by your request to surrender it, including for Policy exchanges and conversions, the Policy’s Net Cash Surrender Value will be increased by the Indexed Termination Credit, if any, calculated on the date of Policy Surrender. There are no other circumstances in which the Indexed Termination Credit may increase the Net Cash Surrender Value.

Effect on the Grace Period and Lapse — We will use the Policy’s Accumulated Value plus the Indexed Termination Credit, if any, reduced by any Policy Debt to determine if the Policy will lapse.  If that amount is not sufficient to provide for the Policy’s Monthly Deductions, the Policy will enter the Grace Period.

Effect on the Notification of Pending Termination for Non-Payment (payment due) — Thirty days after the Monthly Payment Date on which the Policy entered the Grace Period, we will provide a notification that will state the due date and the amount of loan repayment or premium required for the Policy to remain In Force.  A minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the Policy entered the Grace Period, minus any Indexed Termination Credit, plus any applicable Premium Load, must be paid.

Rider Reinstatement — If the Policy lapses and is later reinstated under its Reinstatement provision, then this Rider will also be reinstated.  At such time, the Accumulated Value will be reinstated as described in the Policy and the Indexed Termination Credit will equal the Indexed Termination Credit on the date of lapse.  Any premium required to reinstate the Policy will be reduced by any Indexed Termination Credit on the date of lapse.

Coordination with an Accelerated Death Benefit Rider — The Indexed Termination Credit Accrued will be reduced by the Acceleration Percentage, as defined in the rider contract, when a benefit payment is made under any rider that pays an accelerated death benefit.

GENERAL PROVISIONS OF THIS RIDER

Conversion — This Rider is not convertible.

Effective Date — This Rider is in effect on the Policy Date.  It cannot be added after the Policy Date.

Rider Termination — This Rider will terminate on the date the Policy ceases to be In Force. You may not terminate this Rider by Written Request.

Effect of Additional Benefits on Rider Provisions — Your Policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read your entire Policy, including all riders and other forms carefully.

Conformity with IIPRC Standards — This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any Rider provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Effective Date.

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]